# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Priority Technology Holdings, Inc., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0001746475
Persons authorized to receive notices and communications: Thomas C. Priore, c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004, (800) 935-5961

## Reporting persons
- Thomas C. Priore (CIK 0001746475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 41,976,451; shared voting power 4,624,545; sole dispositive power 41,976,451; shared dispositive power 4,624,545; aggregate amount beneficially owned 46,600,996 (56.4% of the class)
  Comment: Row 13:
  Calculated based on 82,572,061 shares of common stock, par value $0.001 per share ("Common Stock"), of Priority Technology Holdings, Inc. (the "Issuer") issued and outstanding as of October 23, 2026, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission ("SEC") on October 30, 2026 (the "Preliminary Proxy Statement").
- John V. Priore (CIK 0001747139): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 67,207; shared voting power 4,000,000; sole dispositive power 67,207; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,067,207 (4.9% of the class)
  Comment: Rows 8, 10, and 11:
  Includes 4,000,000 shares of Common Stock held directly by AESV CreditCard Consulting, LLC.
  
  Row 13:
  Calculated based on 82,572,061 shares of Common Stock issued and outstanding as of October 23, 2026, as reported in the Preliminary Proxy Statement.
- AESV CreditCard Consulting, LLC (CIK 0001748140): type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 4,000,000; sole dispositive power 0; shared dispositive power 4,000,000; aggregate amount beneficially owned 4,000,000 (4.8% of the class)
  Comment: Row 13:
  Calculated based on 82,572,061 shares of Common Stock issued and outstanding as of October 23, 2026, as reported in the Preliminary Proxy Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Priority Technology Holdings, Inc.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Comment:
This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the SEC on July 25, 2018 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2019 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 6, 2020 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 21, 2024 ("Amendment No. 4"), Amendment No. 5 to Original Schedule 13D filed with the SEC on November 10, 2025 ("Amendment No. 5"), Amendment No. 6 to the Original Schedule 13D filed with the SEC on December 18, 2025 ("Amendment No. 6") and Amendment No. 7 to the Original Schedule 13D filed with the SEC on September 21, 2026 ("Amendment No. 7") (collectively, the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 8. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

This Amendment No. 8 is being filed solely to (i) correct the number of shares of Common Stock reported as beneficially owned by Thomas C. Priore, including the allocation between sole and shared voting and dispositive power, (ii) disclose the entry into Amendment No. 1 to the Support Agreement and (iii) correct the state of organization of AESV. These updates are not the result of any acquisitions or dispositions of shares of Common Stock by any Reporting Person.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

This statement is filed by the following reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

1. Thomas C. Priore

2. John V. Priore

3. AESV CreditCard Consulting LLC ("AESV"). It is a Georgia limited liability company and its principal business address is 13620 Pondview Circle, Naples, FL 34119. Its principal business is to hold shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Amendment No. 1 to Support Agreement

On November 3, 2026, the Issuer, Parent, Holdings and the Supporting Stockholders entered into Amendment No. 1 to Support Agreement (the "Support Agreement Amendment No. 1") to amend and restate Exhibit A thereto, effective as of the date of the Support Agreement, to update the number of shares of Common Stock owned by each Supporting Stockholder. These updates are not the result of any acquisitions or dispositions of shares of Common Stock by any Reporting Person. The foregoing description of Support Agreement Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Support Agreement Amendment No. 1, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover pages hereto is hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth on the cover pages hereto is hereby incorporated by reference.

As a result of each Reporting Person's actions in respect of the Merger, each Reporting Person may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the group may be deemed to have acquired beneficial ownership of all the shares of Common Stock beneficially owned by each member of the "group." As such, the group may be deemed to beneficially own in the aggregate 50,668,203 shares, which represents approximately 61.4% of the total outstanding shares of Common Stock of the Issuer based on 82,572,061 shares of Common Stock issued and outstanding as of October 23, 2026, as reported in the Preliminary Proxy Statement. The foregoing does not include any shares of Common Stock which may be beneficially owned by any of the other parties to the Merger Documents who is not a Reporting Person in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the shares of Common Stock beneficially owned by any other members of the "group" and their respective affiliates for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of the Issuer's Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as described herein, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement and Plan of Merger, dated September 18, 2026, by and among the Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report Form 8-K, filed with the SEC on September 21, 2026).
99.2 Form of Support Agreement, dated September 18, 2026, by and among the Issuer and each Supporting Stockholder (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report Form 8-K, filed with the SEC on September 21, 2026).
99.3 Interim Investors Agreement, dated September 18, 2026, by and among Holdings, Parent, Merger Sub, the Controlling Stockholder and an affiliate of the Equity Financing Source (previously filed).
99.4 Joint Filing Agreement by and among the Reporting Persons (previously filed).
99.5 Amendment No. 1 to Support Agreement, dated November 3, 2026, by and among the Issuer, Parent, Holdings and the Supporting Stockholders (filed herewith).

## Signatures
- Thomas C. Priore: /s/ Thomas C. Priore, Thomas C. Priore (11/03/2026)
- John V. Priore: /s/ John V. Priore, John V. Priore (11/03/2026)
- AESV CreditCard Consulting, LLC: /s/ John V. Priore, Manager of AESV CreditCard Consulting, LLC (11/03/2026)